SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A
                                (Amendment No. 5)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               SPRINT CORPORATION
             (Exact name of registrant as specified in its charter)


                   Kansas                            48-0457967
        (State of incorporation or               (I.R.S. Employer
               organization)                    Identification No.)

                 P.O. Box 7997
              Shawnee Mission, KS                    66207-0997
        (Address of principal executive              (zip code)
                    office)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class to                  Name of Each Exchange on Which
     be Registered                           Each Class is to be Registered

     Rights                                  New York Stock Exchange
     (Designated as FON Group Rights
     before April 23, 2004)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
     Instruction A. (c), check the following box        X

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box

Securities Act registration statement file number to which this form relates: _____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

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                                Explanatory Note

     Sprint Corporation is filing this amendment number 5 to its Registration Statement on Form 8-A to reflect the fact that, upon the conversion of all outstanding shares of PCS Common Stock into FON Common Stock, effective on April 23, 2004 (the "Conversion Date"), Sprint's Rights Agreement will be amended, as of the Conversion Date, to eliminate PCS Group Rights that had been attached to outstanding shares of PCS Common Stock and to redesignate the FON Group Rights as Rights.

Item 1.  Description of Registrant's Securities to be Registered.

     On February 28, 2004, the Board of Directors of Sprint Corporation approved an amendment to Sprint's Rights Agreement that will become effective on April 23, 2004 (the "Conversion Date") upon the conversion of Sprint's PCS Common Stock into FON Common Stock at a rate equal to 0.5 shares of FON Common Stock for each share of PCS Common Stock (the "Conversion Ratio"). Pursuant to the Rights Agreement, currently one-half of a FON Group Right is attached to each outstanding share of FON Common Stock and one-half of a PCS Group Right is attached to each outstanding share of PCS Common Stock. When the amendment becomes effective, there will no longer be any PCS Group Rights because they will be converted into the Rights at the Conversion Ratio. Upon the Conversion Date the FON Group Rights will be redesignated as Rights and one-half of a Right will be attached to each outstanding share of FON Common Stock. Sprint will also issue one-half of a Right in connection with the future issuance of each share of all series of FON Common Stock.

     The number of Rights, or fraction of a Right, attached to each share of FON Common Stock is subject to adjustment if there is a stock dividend on the FON Common Stock paid in shares of FON Common Stock or a subdivision or combination of the shares of FON Common Stock.

     The Rights trade with the FON Common Stock. The Rights detach from the FON Common Stock and become exercisable only if, in a transaction not approved by the Sprint Board, a person or entity

     o becomes the beneficial owner of voting securities representing 15% or more of the voting power of Sprint, or

     o announces a tender offer that, if consummated, would result in beneficial ownership by a person or group of voting securities representing 15% or more of the voting power of Sprint.

     If the Rights detach and become exercisable as a result of the commencement of a tender offer, each whole Right entitles its holder to purchase one one-thousandth of a share of Preferred Stock-Sixth Series for an exercise price of $275 unless the Rights are redeemed by Sprint. This exercise price and the number of shares, or fraction of a share, of Preferred Stock- Sixth Series that can be purchased are both subject to adjustment to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock-Sixth Series or if Sprint distributes certain rights, options, warrants, evidences of indebtedness or assets to the holders of the Preferred Stock-Sixth Series.

     After a person or group (referred to as an Acquiring Person) becomes the beneficial owner of voting securities representing 15% or more of the voting power of Sprint, unless the securities were acquired pursuant to a Qualifying Offer, each Right entitles its holder to purchase, for the Right's exercise price, a number of shares of FON Common Stock having a value equal to


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two times the then current  exercise price of the Right. All Rights that are, or under certain circumstances were, beneficially owned by any Acquiring Person or certain related parties will be null and void. A "Qualifying Offer" is an offer for outstanding shares of common stock which a majority of the directors who are not also officers of Sprint and who are not representatives, nominees, affiliates or associates of an Acquiring Person determine, after receiving advice from one or more investment banking firms, to be fair to the stockholders and otherwise in the best interests of Sprint and its stockholders.

     If Sprint is involved in a merger or other business combination transaction after the Rights become exercisable, each Right entitles its holder to purchase, for the Right's exercise price, a number of the acquiring or surviving company's shares of common stock having a market value equal to twice the exercise price of the Right. Similarly, if Sprint sells or transfers 50% or more of its assets or earning power after the Rights become exercisable, each Right entitles its holder to purchase, for the Right's exercise price, a number of the acquiring company's shares of common stock having a market value equal to twice the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and before the acquisition by such person or group of 50% or more of the voting power of Sprint, the Sprint Board may exchange FON Common Stock for all or any part of the Rights, other than any Rights that have become null and void. The exchange rate is two shares of FON Common Stock for each Right. This exchange rate is subject to adjustment to reflect any stock split, stock dividend or similar transaction involving the FON Common Stock.

     Sprint is entitled to redeem the FON Group Rights at $.01 per Right at any time until ten business days following a public announcement that a person or group of persons has become the beneficial owner of voting securities representing 15% or more of the voting power of Sprint. The terms of the Rights expire on June 25, 2007, unless Sprint redeems the Rights before then or unless the Sprint Board extends the Rights by amending the Rights Agreement.

     Each share of Preferred Stock-Sixth Series will be entitled to a minimum preferential quarterly dividend payment of the greater of

     o    $100 per share or

     o 2,000 times the aggregate per share amount of all dividends, other than a dividend payable in FON Common Stock, declared per share of FON Common Stock.

     In the event of the liquidation of Sprint, the holders of shares of Preferred Stock-Sixth Series will be entitled to the greater of

     o a minimum preferential liquidation payment of $1,000 per share, plus accrued dividends, or

     o 2,000 times the aggregate amount to be distributed per share of FON Common Stock.



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


     Each share of Preferred Stock-Sixth Series will have 2,000 times the highest number of votes of any share of the FON Common Stock, voting together with, and on the same matters as, the Series 1 FON Common Stock. Finally, in the event of any merger, consolidation or other transaction involving Sprint in which shares of FON Common Stock are exchanged for or changed into other stock, securities, cash and/or other property, each share of Preferred Stock-Sixth Series will be entitled to receive 2,000 times the amount received per share of FON Common Stock. The dividend, liquidation, voting and other rights of the Preferred Stock - Sixth Series are subject to adjustment if there is a dividend on the FON Common Stock paid in shares of FON Common Stock or a subdivision or combination of the shares of FON Common Stock.

     The Rights Agreement contains a provision requiring the Nominating and Corporate Governance Committee of the Sprint Board to review the Rights Agreement at least every three years in order to consider whether maintenance of the Rights Agreement continues to be in the best interests of Sprint and its stockholders.

Item 2.        Exhibits.

1 Second Amended and Restated Rights Agreement between Sprint and UMB Bank, n.a., as Rights Agent, dated as of March 16, 2004 and effective as of April 23, 2004, including as Exhibit A the form of Certificate of Designation, Preferences and Rights of Preferred Stock-Sixth Series.



                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  SPRINT CORPORATION



                                  By:  /s/ Michael T. Hyde
                                       Michael T. Hyde
                                       Assistant Secretary

Date:  April 12, 2004















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